UNITED STATES SECURITIES AND EXCHANGE COMMISSION 24-10021

AMENDMENT NO. 5 TO FORM 1-A (a)

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Madisonville, LLC
(Exact name of issuer as specified in its charter)

Mississippi
(State or other jurisdiction of incorporation or organization)

2045 Main Street, Madison, Mississippi 39119, Telephone Number (601) 668-0010
(Address, including, zip code, and telephone number,
including area code of issuer's principal executive offices)

David B. Grishman, 633 North State Street, P. O. Box 427, Jackson, Mississippi 39205-0427
Telephone Number (601) 949-4770
(Name, address, including, zip code, and telephone number,
including area code of agent for service)

6552	27-0013757
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) Madisonville, LLC (the "Company"), is a Mississippi limited liability company. Therefore, it does not have directors. H & H Management, LLC is the sole member and manager of the Company. The members of H & H Management, LLC are William Gary Hawkins and Gary Lee Hawkins. The business address of H & H Management is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058. William Gary Hawkins resides at 202 Morningside North, Ridgeland, Mississippi 39157. Gary Lee Hawkins resides at 146 Chantilly Drive, Madison, Mississippi 39110.

(b) The Company does not have officers. See (a).

(c) The Company does not have general partners. See (a).

(d) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(e) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(f) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(g) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(h) Watkins Ludlam Winter & Stennis, P. A., 633 North State Street, Jackson, Mississippi 39202.

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by William Gary Hawkins and Gary Lee Hawkins in Mississippi and Tennessee. The offering is being registered in Mississippi. In Mississippi the offering will be made through direct contacts and through the mails. The offering will be made in Tennessee pursuant to the exemption provided by Section 48-2-103(b)(4) of the Tennessee Securities Act. This section provides an exemption for sales to up to fifteen purchasers in a twelve-month period. This exemption limits the manner of sale and requires that purchasers acquire securities for investment and not with an intent to resale. Accordingly, in Tennessee the offering will be made through direct contact with a limited number of offerees.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not applicable. No Units have been issued. For organizational purposes, H & H Management, LLC initially is the sole member.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

A written document or broadcast script authorized by Rule 254 was not used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

SUBJECT TO COMPLETION, DATED DECEMBER __, 2002

PRELIMINARY OFFERING CIRCULAR

Madisonville, LLC

A Mississippi Limited Liability Company
2045 Main Street, Madison, Mississippi 39110
Telephone number: (601) 668-0010

Madisonville, LLC is offering on a self-underwritten basis a minimum of 53 limited liability company Units and a maximum of 103 limited liability company Units at $36,000 per Unit. H & H Management, LLC, a recently formed Mississippi limited liability company, is the sole member and manager of Madisonville, LLC.

An investment in the Company involves a high degree of risk, including, among other things:

- The Company's only significant asset will be undeveloped real property in Madison County, Mississippi.
- The Company does not have specific plans for the development and sale of the property.
- You may not be able to sell your Units when you want to. The limited liability company agreement contains restrictions on the transfer of Units.

See "Risk Factors" on page 3 of the Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS ON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price of Units (1) (2)	Commissions	Proceeds to Company for All Cash Sales (1) (2)
Per Unit	$36,000	$0	$36,000
Total Minimum	$1,908,000	$0	$1,908,000
Total Maximum	$3,708,000	$0	$3,708,000

(1) Each Unit may be purchased for either $36,000 in all cash or on payment terms as described on page 1 of the Offering Circular. Unless the Company sells at least 53 Units for at least $1,810,440 in cash from the sale of Units by that June 1, 2003, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, will purchase at least 5 Units for $180,000 in cash and may purchase additional Units to cause the 53 Unit, $1,810,440 cash minimum to be met. If the 53 Unit, $1,810,440 cash minimum is raised by June 1, 2003, the offering will continue until the earlier of September 30, 2003 or the sale of all Units being offered.

(2) Before deducting offering expenses payable by the Company estimated at $40,000.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

SUITABILITY STANDARDS

An investment in the Company involves a high-degree of risk. There is a great deal of uncertainty about how the property the Company is acquiring will be developed and operated and what effects future actions will have on the value of the Company and an investment in the Company. It may be ten years or more before the Company develops or sells the property. Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest. For these reasons, the Company has developed the following suitability standards for an investment in the Company.

The Manager will sell Units only to persons whom the Manager believes, based upon reasonable grounds, are able to bear the economic risks of an investment in the Company and personally possess such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. The Manager advises each prospective purchaser to consult qualified professional advisors for assistance in appraising the purchaser's suitability and the desirability of an investment in the Company.

To assist the Manager in determining whether a prospective purchaser meets these criteria, each prospective purchaser must execute and deliver a Subscription Agreement. The Manager will sell Units only to persons who represent that either:

- ❑ they have a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles); or
- ❑ they are purchasing in a fiduciary capacity for a person or entity that has a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles).

TABLE OF CONTENTS



Big Black River
Cobbville
Davis Crossing Rd.
Bottom Rd.
Mt. Elam Rd.
Patrick
Rd.
Virlilia Rd.
Heindl Rd.
Old Yazoo City Rd.
Goodloe Rd.
Stokes Rd.
Stokes
Richton
Richton Rd.
Charlton
CANTON
NISSAN
Rankin
Endris Rd.
Lake Caroline
Livingston
Stout
Mannsdale
Annandale
Gluckstadt
Canton Rd.
Old Rice
Yandell
N. Old Canton Rd.
Sowell Rd.
MADISON
RIDGELAND
JACKSON
County Line Rd.
Lake Harbour Rd.
Ross R. Barnett
Reservoir
← Property to be Acquired by Madisonville, LLC
16
55
22
463
43
51
220
N

Locator Map

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular.

The Company

Madisonville, LLC was recently organized as a Mississippi limited liability company to acquire an interest in 402.32 acres of undeveloped land in Madison County, Mississippi from H & H Management, LLC. The Offering Circular refers to Madisonville, LLC as the "Company" and refers to the property as the "Madisonville Property." The Company's office address is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058.

Each investor will own an indirect undivided interest in the Madisonville Property. The Company plans eventually to sell the Madisonville Property, either in small tracts or as one large tract, or to develop it. In the meantime, investors can use the Madisonville Property for recreational purposes, and the Company expects to generate a modest amount of cash flow from a farm lease and other activities to cover the costs of holding the Madisonville Property.

The Manager of the Company is H & H Management, LLC. The Manager will own at least 5% of the Company. The members of H & H Management, LLC, W. Gary Hawkins and G. Lee Hawkins, have extensive real estate experience in Madison County. The Manager's office address is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058.

The Property

Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, the Madisonville Property is strategically located in the path of Madison County's expansive growth. The Deerfield-Colonial Country Club located just west of this outstanding property enhances development possibilities. The rolling hills, numerous lake sites, and large, scattered oak trees make this property all the more appealing. A 35-acre lake will be built on the Madisonville Property and will be stocked with hybrid bass and various species of bream. A boat ramp will be built for easy fishing access. Utilities are presently available to the Madisonville Property. The property is located in the Madison County School District. The Madisonville Property has a special Planned Unit Development zoning designation.

The Company will acquire the Madisonville Property from H & H Management, LLC, the Manager of the Company. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase and the Manager will make a substantial profit in connection with the sale.

Madison County, Mississippi

Many factors make real estate in Madison County, Mississippi attractive. According to the United States Census Bureau (http://quickfacts.census.gov), the population of Madison County grew 38.8% from 1990 to 2000. During the same period per capita personal income in Madison County grew at the rate of 6% compared to 4.2% for the nation according to the Bureau of Economic Analysis (www.bea.doc.gov). The current construction of the Nissan plant in Madison County will add over 4,000 jobs directly and is expected to create over 20,000 jobs indirectly within the next ten years. Nissan and its suppliers will invest over a billion dollars in construction creating over 2 million square feet of new buildings.

The Offering

Units are being offered to investors for $36,000 per Unit. Part of the purchase price may be financed. There will be no additional assessments or cash calls, and investors will not be personally liable for any debts of the Company or for ad valorem taxes, insurance or maintenance expenses. The Company will not pay commissions on the sale of the Units or on the purchase of the Madisonville Property.

RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors should consider carefully the risk factors set forth below, as well as other information in this Offering Circular, and should consult with their own legal, tax and financial advisors.

Risks of the Venture:

Risks from Having Only One Significant Asset

The Company's only significant asset will be the Madisonville Property. Thus, the success of the Company and the value of an investment in the Company depends completely on the successful operation, development or sale of this property.

Uncertainty Because of Lack of Specific Plans

The Company plans to build a lake on the Madisonville Property and to lease a portion of the property for agricultural use. Otherwise, the Company has no specific plans for the development and operation of the Madisonville Property. Therefore, there is a great deal of uncertainty about how the property will be developed and operated and what effects future actions will have on the value of the Company and an investment in the Company.

Lack of Outside Analysis

The Company has not obtained an outside analysis of the potential for the Madisonville Property. The assessment as to the potential long-term value of the Madisonville Property is based solely on the analysis of the Manager, and the Manager is not a disinterested party. Therefore, the potential long-term value of the Madisonville Property and, correspondingly, of an investment in the Company may be significantly less than the Manager's expectations.

Purchase of the Madisonville Property Not an Arms-Length

The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling up to a hundred percent interest in the Madisonville Property to the Company for $3,600,00 or $8,948 per acre. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, the potential long-term value of the Madisonville Property and, correspondingly, of an investment in the Company may be significantly less than the purchase price being paid by the Company would indicate.

Uncertainty Associated with New Ventures

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate. This lack of past experience makes it difficult for an investor to evaluate a potential investment in the Company.

Competition

Numerous other areas are suitable for development in the Madison County, Mississippi area. These properties will provide competition for the Madisonville Property. The economic success of the Madisonville Property, and of an investment in the Company, may be impaired by competition.

Investment and Management Risks:

Investors May Not Be Able to Sell Units

Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest.

Risks of Financing the Purchase of the Units

If the investor chooses to finance part of the purchase price for a Unit, the investor will execute a promissory note secured by the investor's Units. These promissory notes will be transferred to the Manager as part of the consideration for the Madisonville Property. If the investor defaults on the promissory note, the Manager may foreclose on the Units and the investor would lose his investment in the Company. In addition, the Manager will have the right to assign the promissory note to a third party.

Dependence on Manager

The Company will be dependent on the Manager for the management of the Company. If for any reason, the Manager withdraws as Manager or is removed, the Company may have difficulty obtaining qualified management at a reasonable cost. This potential problem could have a negative effect on the value of an investment in the Company.

Investors Will Have Little Control over the Company

Except for a few extraordinary items, the Company will be completely controlled by the Manager. As a result, investors will have no control over the daily activities of the Company or its strategic direction.

Limitations on Manager's Liability

The Limited Liability Company Agreement limits the Manager's responsibility for negligent misconduct. This provision may limit an investor's ability to make claims against the Manager.

Conflicts of Interest

The Manager and its affiliates may engage in other real estate activities and in the future may serve as manager for other companies. W. Gary Hawkins is currently involved in the management of two programs similar to the Company. The Manager's and Mr. Hawkins' interests in these ventures could conflict with the interest of the Company, and adversely affect an investment in the Company.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 103 Units to suitable investors at the price of $36,000 per Unit. The Units will be sold by the Manager of the Company acting through its representatives, W. Gary Hawkins and G. Lee Hawkins. In Mississippi the offering will be made through direct contacts and through the mails. In Tennessee the offering will be made through direct contact with a limited number of offerees.

Part of the purchase price may be financed, if the Manager, in its sole discretion, finds the investor credit worthy. The Manager has the right to reject subscriptions in whole or in part for any reason. The Manager may, in its sole discretion, authorize the purchase of fractional Units.

The cash proceeds from the sale of the Units will be deposited in a special bank account established by the Manager at BankPlus in Madison, Mississippi. If the Company sells at least 53 Units for at least $1,810,440 in cash by June 1, 2003, the cash proceeds will be released to the Company to be used in the manner described in this Offering Circular. Unless this condition is met, this Offering will terminate and the cash proceeds and any notes received by the Company for Units will be promptly returned to the investors, without interest, after the end of the offering period. The Manager is purchasing at least 5 Units for $180,000 in cash. The Manager, or the members of the Manager, may purchase an unlimited number of additional Units to cause the 53 Unit, $1,810,440 cash minimum to be met. The Manager has no present plan or intent to resale the Units it acquires.

If the 53 Unit, $1,810,440 cash minimum is raised by June 1, 2003, the offering will continue until the earlier of September 30, 2003 or the sale of all Units being offered.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

If the Manager approves, an investor may purchase 1 to 3 Units by making a cash down payment of $18,000 per Unit and executing a Promissory Note in the principal amount of $18,000 per Unit. If the Manager approves, an investor may purchase 4 or more Units by making a cash down payment of $9,000 per Unit and executing a Promissory Note in the principal amount of $27,000 per Unit. In either case, the Promissory Note shall be a full recourse note and shall bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted, as of the date of Closing and then as of January 1 of each year thereafter, by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. The Promissory Note shall require, at the election of the investor, either a quarterly payment of principal and interest or a single annual payment of principal and interest. The Promissory Note will be amortized over fifteen (15) years measured from the first day of the calendar quarter immediately after Closing. Payment of the principal amount may be accelerated at the option of the holder of the note on default. In addition, the entire principal amount will be due on the sale of the Madisonville Property and liquidation of the Company. The investor may prepay the Promissory Note at any time without penalty or premium. The Promissory Note will be secured by a first in priority lien on the investor's Units as evidenced by a Security Agreement and UCC-1 Financing Statement. Financing is not available if only a fractional Unit is being purchased.

Promissory notes given by investors for Units will be transferred by the Company to the Manager on a non-recourse basis as partial consideration for the Company's acquisition of an interest in the Madisonville Property. The Company will have no obligations to the Manager arising out of a default on the investor Promissory Notes. Therefore, any risk of default on the investor Promissory Notes will be the Manager's risk and will not affect the Company.

Initially, the Company will record the proceeds from the sale of the Promissory Notes as an account called Investor Notes Receivable. Such account will be a contra equity account and will be classified as a separate line item in the equity section of the Company's balance sheet.

The Company will then record the purchase of the Madisonville Property at the purchase price which will be equal to the sum of the cash paid for the property and the fair value of the Promissory Notes transferred to the Manager. The purchase price of the property is deemed to be the property's fair value. Once the Promissory Notes are transferred to the Manager as partial consideration for the Madisonville Property, they will no longer be receivables of the Company and will no longer be reflected in the equity section of the balance sheet as a separate line item.

To purchase a Unit, an investor must complete and execute a Subscription Agreement and a counterpart signature page to the Limited Liability Company Agreement. Investors should pay by check dated as of the date of Subscription and made payable to the order of "BankPlus, Escrow Agent for Madisonville, LLC." The Company will refund promptly without interest payments received for rejected subscription offers.

USE OF PROCEEDS

If all Units are sold for cash, the cash proceeds from the offering will be $3,708,000. If the minimum number of Units are sold for cash, the cash proceeds from the offering will be $1,908,000. The Company plans to use the proceeds from the sale of Units to the Manager and to investors as shown in the following table:

Use of Proceeds	Minimum	Maximum
Payment to the Manager for Acquisition of Undivided Interest in Madisonville Property	$1,800,000*	$3,600,000*
Repayment of funds advanced by the Manager for offering expenses and construction of the lake	80,000**	80,000**
Reserve fund for Company operating expenses	28,000**	28,000**
Total	$1,908,000	$ 3,708,000

*If investors finance a portion of the purchase price of the Units, then the Company will assign the investors' promissory notes to the Manager, and an amount equal to the principal amount of the notes will be credited against the purchase price of the Madisonville Property.

** Estimated.

The Company is acquiring an undivided interest in the Madisonville Property from the Manager. The purchase price for a hundred percent interest in the Madisonville Property is $3,600,000. If the minimum is raised in the offering, the Company will acquire a 50% undivided interest in the Madisonville Property. For every additional $36,000 raised in the offering and paid by the Company to the Manager, the Company will receive an additional 1% undivided interest in the Madisonville Property. The sales price of the Madisonville Property was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the property and the Manager's desire to make a profit on the sale of the property to the Company.

DETERMINATION OF OFFERING PRICE

The sales price of the Madisonville Property by the Manager to the Company was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the Madisonville Property and the Manager's desire to make a profit on the sale of the property to the Company. The offering price per

Unit approximates the sales price of the Madisonville Property, plus an additional amount to cover offering expenses, construction of the lake and to provide a reserve for operating expenses, divided by the number of Units sold.

OWNERSHIP OF UNITS IN THE COMPANY

No Units in the Company have been issued. For organizational purposes, the Manager of the Company is initially serving as the sole member of the Company. Therefore, until Units are issued the Manager has sole voting control of the Company.

THE COMPANY

Madisonville, LLC was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002. The Manager of the Company maintains offices at 2045 Main Street, Madison, Mississippi 39110. The mailing address for the Company is P.O. Box 58, Madison, Mississippi 39130-0058.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi. The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

THE MADISONVILLE PROPERTY

General Description

Size and Topography. The Madisonville Property consists of 402.32 acres of undeveloped land in Madison County, Mississippi. The property is slightly irregular in shape and is gently rolling with a natural creek and woodlines.

Access. The Madisonville Property has more than 2,000 feet of frontage along Yandell Road, with multiple possible access points. Yandell Road connects the Madisonville Property to Interstate 55, Highway 51 and the Natchez Trace.

Flood Zone. According to the Federal Emergency Management Agency Flood Insurance Rate Map Community-Panel Number 280228-0215-D (effective date of April 15, 1994), the Madisonville Property is in Zone X which is not subject to flooding. There may be some minor flood areas along the natural creek that runs through the property.

Utilities. Utilities available to the Madisonville Property include water and sewer by way of Black Creek Water Association, police and fire protection by Madison County, telephone service by BellSouth and other communication distributors, and electricity by Entergy.

Zoning. An interesting aspect of the Madisonville Property is its zoning. The Madisonville Property, like neighboring Deerfield subdivision, carries an R-2 residential zoning classification, as well as, a Planned Unit

Development overlay. The Planned Unit Development zoning classification is superior to a typical residential zoning classification because it gives the flexibility to generate commercial development.

Use. Historically, the Madisonville Property has been used for agricultural purposes.

Tax Assessment. The tax assessment on the property for 2001 was $2.50 per acre.

Acquisition of Madisonville Property by Company

The Company is acquiring an undivided interest in the Madisonville Property from the Manager. The purchase price for a hundred percent interest in the Madisonville Property is $3,600,000. If the minimum is raised in the offering, the Company will acquire a 50% undivided interest in the Madisonville Property for $1,800,000. For every additional $36,000 raised in the offering and paid by the Company to the Manager, the Company will acquire an additional 1% undivided interest in the Madisonville Property. The initial closing shall be held on or before June 17, 2003. If the Company sells additional Units after the initial closing a second closing will be held on or before October 17, 2003. Prior to closing, a complete and current boundary survey will be delivered to the Company. Conveyance of the property will be made by at closing by Warranty Deed, accompanied by a Certificate of Title.

In the event that the Company acquires less than a one hundred percent (100%) undivided interest, the contract between the Company and the Manager provides as follows: (i) the Company and the Manager will own the property as tenants in common; (ii) all taxes, insurance and other costs shall be divided between the Company and the Manager based on their relative interest in the property; (iii) neither party shall transfer any interest in, dispose of, or encumber, its undivided interest in the property unless the other party participates in the transaction on the same terms proportional to the relative interest of each in the property; (iv) the Company and the Manger agree not to seek partition of the property; and (v) the Company shall have sole control over the use and operation of the property.

Acquisition of Madisonville Property by Manager from Thomas Hixon

The Manager acquired the Madisonville Property on June 17, 2002 for $1,810,440 in an arms-length transaction from Thomas Hixon, an unrelated party. The Madisonville Property was part of a larger tract owned by Thomas Hixon. Being in the real estate business in Madison County Mississippi, Lee Hawkins became aware of the opportunity to acquire the property.

Cash Needed by Manager to Meet Manager's Obligation to Thomas Hixon

The Manager paid for the Madisonville Property by delivering to Thomas Hixon promissory notes in the aggregate amount of $1,810,440, payable in two installments of $905,220 on June 17, 2003 and December 17, 2003. Manager's obligations to Hixon are secured by the Madisonville Property. The cash minimum required for successful completion of the offering equals the amount of cash required for the Manager to make the payments to Hixon.

Appraisal

Messrs. Curtis A. Gentry, IV, M.A.I. and James C. Hamilton, Jr., M.A.I., of Real Estate Appraisers, Inc. inspected and appraised the Madisonville Property and based on their investigation and analysis of data gathered with respect to the Madisonville Property, opined that as of May 22, 2002, the market value of a fee simple interest in the Property, "as is" was $5,430,000.00 or $13,500 per acre. Appraisals are only estimates of value and should not be relied on as measurements of realizable value. Gentry and Hamilton are considered experts under Securities and Exchange Commission rules and have consented to being named in this Offering Circular. The appraisal was filed as an exhibit to the Form 1-A Regulation A Offering Statement. See "Additional Information."

MANAGER'S PLAN OF OPERATION

General

The Company plans to hold the Madisonville Property indefinitely. It may be ten years or more before the Company develops or sells the property. This approach will allow time for growth in the area and appreciation in the value of the Madisonville Property. Of course, no assurances can be made that the value of the property will increase and the value of the property could decline. If an opportunity arises that in the judgment of the Manager would make an earlier sale of the property prudent, the Company could sell or develop the property earlier than expected. No specific criteria has been developed for making this decision.

The Manager has no specific plans for development of the Madisonville Property. The Company could contract with another party for development of the Madisonville Property, though no plans have been developed in this regard. Likewise, no plans have been developed concerning the financing of the development of the property.

In the meantime, the Company will need to produce enough revenue from the property to cover taxes, insurance and miscellaneous expenses. These costs are estimated to be about $12,800 annually. The Madisonville Property is currently subject to a farm lease that will provide $11,000 in rental income for 2002. This lease terminates after the 2002 crop is harvested. The Company plans to continue to lease the property for agricultural purposes, and expects to enter into a new farm lease before the end of 2002. If sufficient revenues to cover costs cannot be raised by leasing the property for agricultural purposes, the Company would use reserve funds or would obtain financing from commercial lenders or from the Manager to cover these expenses.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

The Manager plans to construct a 35 acre lake with a boat ramp on the property and to stock the lake with hybrid bass and various species of bream. Investors and their families will be allowed to fish on the lake without charge. Others will not be allowed to fish on the lake. Construction of the lake will be this year and should take about two years to complete. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. A second lake may be built on the lake but no definite plans have been made for the second lake, and it may not be built. Although the construction of lakes will reduce the amount of farmable land on the Madisonville Property this effect should not be material.

Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

Government Regulation

The primary government regulations affecting the business of the Company are regulations on land use and environmental regulations. Since the Madisonville Property has favorable zoning it is not anticipated that land use regulation will have an adverse impact on the Company. Under various federal, state and local laws and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on that property. These laws often impose such liability regardless of whether the owner caused or knew of the presence of hazardous or toxic substances and regardless of whether the storage of those substances was in violation of a tenant's lease. Furthermore, the costs of remediation or removal of those substances may be substantial, and the presence of hazardous or toxic substances, or the failure to promptly remediate those substances, may adversely effect the owner's ability to sell the property or to borrow money using the property as collateral. In connection with the ownership and operation of the Madisonville Property the Company may be potentially liable for such costs. The Company has not obtained an environmental assessment of the Madisonville Property.

Future laws or regulations may be adopted or current laws and regulations may be amended in a manner that adversely affects the Company.

Competition

An increasing number of developers are attempting to develop and market property in Madison County Mississippi, and the Company expects this to continue. As a result, the Company will face substantial competition.

Employees

Neither the Company nor the Manager has any employees.

MANAGEMENT

The management of the Company will be vested exclusively in the Manager, H & H Management, LLC, except for a few extraordinary items. The Manager was organized on May 21, 2002, as a limited liability company under the laws of the state of Mississippi. The Manager will actively manage and conduct the business of the Company, devoting as much time to such management as, in good faith, it determines to be necessary. Very little time will be necessary to manage the Company until a decision is made to develop or sell the Madisonville Property. Except as expressly provided in the Limited Liability Company Agreement, the Manager will have the power to do any and all things necessary or incident to the conduct of the Company's business.

The Manager was formed to acquire the Madisonville Property and manage the Company and has not engaged in any other activity. The Manager does not have any current plans to engage in any other activity although the Limited Liability Company Agreement permits the Manager to engage in other activities.

The sole members of the Manager are W. Gary Hawkins and G. Lee Hawkins. There are no plans to pay compensation to the Manager or to W. Gary Hawkins and G. Lee Hawkins by the Company. The Limited Liability Company Agreement would permit the Manager or it affiliates to be compensated for services provided to the Company if the terms are fully disclosed to all members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party.

W. Gary Hawkins

W. Gary Hawkins graduated from the University of Southern Mississippi with a B.S. in Business Administration in 1972. Since then he has been engaged in the insurance and financial planning businesses. In addition, he has from time to time he has become engaged in other business activities. He received his CLU designation from The American College and his Certified Financial Planner ("CFP") designation from the College for Financial Planners in 1979. He received his Chartered Financial Consultant ("ChFC") designation in 1986. He has been a member of the Million Dollar Round Table and The Mutual Benefit Masters Club and has earned many professional sales and professional achievement awards. He has previously served as licensed franchisee of Logan Farms Honey Glazed Hams stores located in Jackson, Mississippi from 1994 to 1998. In addition, Mr. Hawkins is a managing member of two real estate companies, Chisolm Trails Incorporated, LLC (which serves as General Partner of Chisolm Trails, L.P.), which was formed in 1996 and Meadowlands Management, LLC (which serves Manager of Martin Meadowlands, LLC), which was formed in 2001. He has a principal and registered representative license through the NASD and currently is a registered representative of Centaurus Financial, Inc. During his career, he has acted as a registered representative of various other financial products companies. Mr. Hawkins, age 51, is a resident of Ridgeland, Mississippi. He has resided in either Hinds or Madison County his entire life. He is married and has two children. Mr. Hawkins is a member of Christ United Methodist Church.

G. Lee Hawkins

G. Lee Hawkins, a resident of Madison County, has been actively involved in the real estate market for over 23 years. After graduating from the University of Mississippi with a Business Degree, Mr. Hawkins began his real estate career in 1979. Upon obtaining his GRI designation in 1981, Mr. Hawkins formed Lee Hawkins Realty where he is owner and President. Mr. Hawkins, age 45, was voted Business Person of the Year by the Madison County Chamber of Commerce in 1984. He is a Charter Member of the Madison Ridgeland Rotary Club, Past Board Member of the Madison Chamber of Commerce and past Board member of the Madison County Economic Development Foundation. Specializing in commercial, acreage and recreational properties, Mr. Hawkins has been instrumental in creating residential and commercial developments. He is licensed to sell real estate in Mississippi and Arkansas.

PRIOR PERFORMANCE

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate. In the past ten years, W. Gary Hawkins has been involved in two prior private investment programs similar to the Company: Martin Meadowlands, LLC and Chisolm Trials, L. P.

The offering of interests in Chisolm Trials, L. P. began in August 1996 and terminated in November 1996. Chisolm Trials, L. P. sold limited partnership interests to 26 investors for $1,732,500. In addition, the corporate general partner contributed $17,500 to the capital of Chisolm Trials, L. P. The corporate general partner of Chisolm Trials, L. P. is owned by W. Gary Hawkins and two other individuals, who are not related to this offering. The corporate general partner of Chisolm Trials, L. P. acquired approximately 562 acres of undeveloped property in Madison County, Mississippi located on the north side of Highway 22 across from the Lake Caroline residential development for $905,000. The corporate general partner of Chisolm Trials, L. P. sold 500 acres of the property to Chisolm Trials, L. P. for $1,750,000. Chisolm Trials, L. P. paid a $175,000 cash down payment to corporate general partner and gave a $1,575,000 promissory note to the corporate general partner for the balance. The property has not been sold or developed. No major adverse business developments or conditions have been experienced by the program.

The offering of interests in Martin Meadowlands, LLC began in April 2001 and terminated in September 2001. The manager of Martin Meadowlands, LLC is a limited liability company owned by W. Gary Hawkins and another individual, who is not related to this offering. The manager of Martin Meadowlands, LLC acquired approximately 200 acres of undeveloped property in Madison County, Mississippi west of Interstate 55 near Gluckstadt for $1,532,000. The manager of Martin Meadowlands, LLC contributed the property along with $25,000 in cash to Martin Meadowlands, LLC for 100 limited liability company units. The manager of Martin Meadowlands, LLC sold 84 units to 24 investors for $1,577,000 and retained 16 units. The property has not been sold or developed. No major adverse business developments or conditions have been experienced by the program. The Appendix contains information about Martin Meadowlands, LLC in chart format.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company will acquire the Madisonville Property from H & H Management, LLC, the Manager of the Company. The members of H & H Management, LLC are W. Gary Hawkins and G. Lee Hawkins, who are also the promoters of the Company as defined in Item 405 of Securities and Exchange Commission Regulation C. The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling the Madisonville Property to the Company for $3,600,000 or $8,948 per acre. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000. The Manager is intends to construct a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

CONFLICTS OF INTEREST

There are various conflicts between the interests of the Manager (and its affiliates) and the interest of the Company. Because the Company was organized and will be operated by the Manager, these conflicts will not be resolved through arms-length negotiations but through the exercise of the Manager's judgment, consistent with its fiduciary responsibility to the Members of the Company. These conflicts of interest include the following:

Acquisition of the Property

The Manager has executed a Contract to Sell the Madisonville Property to the Company, which contract requires the Manager to convey the Madisonville Property to the Company, free and clear of all encumbrances, at Closing. The Closing is contingent upon the Manager's ability to raise the offering minimum on or before June 1, 2003.

Other Transactions between the Company and the Manager

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

Affiliation with Other Real Estate Ventures

The Manager and its affiliates in the future may manage or invest in other entities formed to invest in real properties. Both of the members of the Manager are currently involved in other business endeavors involving real estate in Madison County, Mississippi.

Common Legal Counsel

The Company and the Manager are represented by same legal counsel, and both anticipate that such representation will continue in the future. Should a dispute arise between the Company and the Manager, however, the Manager will cause the Company to retain separate counsel for such disputed matters.

Conflicting Interests on Tax Matters

The Manager will be designated as the "Tax Matters Member" for the Company with authority, under the Internal Revenue Code of 1986, as amended, to resolve disputes between the Company and IRS. IRS regulations require one of the Members to serve in this capacity. The Tax Matters Member generally has authority to bind the Company in any proceeding before the IRS. The Tax Matters Member may have a conflict of interest in determining whether to litigate or to settle a dispute with the IRS since the resolution of a dispute with the IRS may have different consequences for the Manager and the other Members.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

While the law concerning the duties of a manager of a limited liability company is not developed as fully as the law concerning the persons who control other forms of business entities, it is the opinion of many legal authorities that a manager is accountable to a limited liability company and its members as a fiduciary and, consequently, must exercise good faith and integrity in handling company affairs. Legal authorities also believe that a member may take legal action on behalf of himself or all other similarly situated members to recover damages from a manager for violations of its obligations. Members who have suffered losses in connection with deception in the purchase or sale of their interests in a company may have a right of action to recover such losses from a manager in an action based on Section 10b and Rule 10b-5 under the Securities Exchange Act of 1934, as amended. Units in a limited liability company are securities for such purposes in the same manner as interests in a limited partnership.

The Limited Liability Company Agreement provides that the Manager will not be liable to the Company or to the Members, when acting within the scope of the authority granted to it by the Limited Liability Company Agreement and when believing these actions are in the best interests of the Company, provided that the Manager's conduct does not constitute fraud, bad faith, gross negligence or willful misconduct. Therefore, Members may have a more limited right of action than they would have absent the limitation in the Limited Liability Company Agreement.

The Limited Liability Company Agreement also provides for indemnification of the Manager by the Company for liabilities incurred in dealings with third parties on behalf of the Company, except for acts which constitute fraud, bad faith, gross negligence, willful misconduct or as otherwise prohibited under the Mississippi Limited Liability Company Act.

Insofar as the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable.

SUMMARY OF THE LIMITED LIABILITY COMPANY AGREEMENT

The Company has been organized as a limited liability company under the laws of Mississippi. Upon the sale of Units in the Company to investors, investors will be admitted as members of the Company. Under Mississippi law, members need not be named in any public filing, and the Manager does not intend to file any document naming members.

Persons who own interests in a limited liability company are referred to as "members." A member is the equivalent of a stockholder in a corporation or a limited partner in a limited partnership. Management of a limited liability company may be either retained by the members (i.e., member managed) (much like a general partnership) or vested in one or more managers (i.e., manager managed) (much like a limited partnership).

The document which governs the relationship of the Manager and the members is referred to as the "Limited Liability Company Agreement." It is somewhat like a limited partnership agreement and many of the provisions will be familiar to investors who have invested in limited partnerships. It also contains provisions that are similar to those contained in a corporation's bylaws.

The following discussion briefly summarizes certain provisions of the Limited Liability Company Agreement of the Company:

Purpose

The business and purpose of the Company is to own, operate, maintain and possibly develop and sell the Madisonville Property.

Management

The Company will be managed by its Manager. Members generally may not participate in the management or control of the Company's business, although under the Agreement, Members have the authority to decide following matters by majority vote: 1) changes in the allocation of income, gain, deductions, etc. for federal income tax purposes; 2) removal of a Manager for cause; 3) accepting a substitute Manager; 4) operating the Company in the absence of a Manager; and 5) dissolving the Company. There will be no annual or other periodic meetings of the Members. However, the Manager may call special meetings of the Members for any purpose, and the Manager must call special meetings upon written request of Members owning at least fifty percent (50%) of the Units in the aggregate.

Withdrawal of the Manager

The Manager may withdraw from the Company upon (a) giving one hundred eighty (180) days written notice to the Members of its intention to so resign and withdraw, (b) providing a substitute manager for the Company who is accepted by a majority vote of the Members and (c) upon receiving, in writing, a majority vote of the Members to such action. Upon the termination of the Manager, the Manager's interest in the income, losses, credits and cash distributions from the Company shall be purchased by the Company for a purchase price determined in accordance with the Limited Liability Company Agreement. In addition, the Manager shall cease to be the Manager in the event it experiences any of the events of withdrawal specified in the Act, including bankruptcy.

Removal of the Manager

The Members, by a majority vote, may remove the Manager for cause. "Cause" is defined as a final judicial determination of gross negligence, a felony committed in connection with the management of the Company, a material breach of its obligations, or fraud in connection with the Company's affairs. Upon removal of the Manager, absent appointment of a substitute manager, the Members will have rights to manage the Company based upon their relative Units, and all actions will be taken by a majority vote of the Members.

Transfer of Units

A Member may not transfer, sell, alienate, assign, bequeath, or in any manner dispose of his Units in the Company except with the approval of the Manager, which consent may be withheld for any or no reason.

Liability of Members to Third Parties

A limited liability company is, for purposes of liability, treated in the same manner as a corporation. Thus, the members are not personally liable for the debts, liabilities, contracts, or any other obligations of the Company.

Power of Attorney

Each Member will irrevocably appoint and empower the Manager as his attorney-in-fact to execute, acknowledge, and file (a) any document necessary to reflect changes made in the Membership of the Company, (b) any document necessary to comply with IRS requirements, Federal and state securities law requirements, and the laws of Mississippi, the United States or any subdivision thereof in which the Company conducts its business, and (c) any and all other instruments that may be required or permitted by law to be filed on behalf of the Company.

Dissolution And Liquidation

The Company will continue in existence until it is dissolved and its assets are liquidated for any one of the following reasons: (i) an election is made in writing by the Manager and consented to by a majority vote of the Members; (ii) the Company disposes of substantially all of its property; (iii) the Manager withdraws or becomes bankrupt; (iv) any other event occurs which, under Mississippi law, would cause the dissolution of the Company. Upon dissolution, the Company's assets will be liquidated, debts will be paid, and the remaining proceeds, if any, will be distributed to the Members.

Ordinary Cash Distributions

If the Manager determines, in its sole discretion, that given the financial situation of the Company and its long-term cash needs, that a cash distribution is prudent, then the Company may make a cash distribution to the holders of Units in the Company. The cash distribution would be divided among Unit holders in proportion to number of Units owned.

Distribution of the Net Cash Proceeds from the Sale of Madisonville Property

The net cash proceeds from the sale of Madisonville Property will be distributed as follows:

- The Company first will pay its liabilities, including any liabilities of the Company to the Manager or to any Unit holder;
- The Company then will establish any reserves that the Manager deems reasonably necessary for contingent, unmatured, or unforeseen liabilities; and
- The Company then will distribute the remaining funds to the Unit holders in proportion to number of Units owned, except as described in the next paragraph.

If the Madisonville Property is sold within five years of completion of the offering and if the investors have not received an eight percent (8%) cumulative annual return on the cash investment actually paid by the investor (i.e., not including the outstanding principal balance of any Promissory Note given as consideration for Units) based on all distributions made to Unit holders, then, to the extent of the shortfall, the Manager's interest will be distributed to the other Unit holders. During the five years following completion of the offering, the Manager will not voluntarily let its ownership interest fall below five percent (5%).

Reports to Members

The Manager shall within ninety (90) days after the end of each fiscal year cause the Company to prepare and furnish to each Member a report which contains financial statements and all necessary income tax information for the Members (Schedule K-1 (Form 1065)). The financial statements shall consist of a balance sheet, income statement, statement of changes in the Member's capital, and a statement of cash flows. An independent certified public accountant will prepare these year-end financial statements. Upon written request, the Company will furnish any requesting Unit holder a copy of the Federal income tax return (Form 1065) and applicable state income tax returns of the Company. Unless written objection is made within fifteen (15) days after the mailing of the report, the Members shall be deemed to have agreed to the report.

Dissenters' Rights

Miss. Code Ann. §79-29-214 provides investors in a limited liability company the right to dissent and receive the fair value of their interests in a limited liability company in connection with a merger or a sale of assets that leaves the entity without a significant continuing business activity.

FEDERAL INCOME TAX MATTERS

This section sets forth the opinion of our tax counsel, Watkins Ludlam Winter & Stennis, P.A., as to the material federal income tax consequences relating to an investment in Units of the Company. This section is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. This section assumes each investor is an individual and does not generally discuss the federal income tax consequences to corporate taxpayers, tax-exempt pensions, profit-sharing trusts or IRA's, foreign taxpayers, estates or taxable trusts as to transferees of capital units. Except as expressly noted, the statements, conclusions and opinions contained in this section and the opinion attached as an exhibit to the Form 1-A Offering Statement constitute the opinion of our tax counsel, Watkins Ludlam Winter & Stennis, P.A., regarding material federal income tax consequences of owning Units. Our tax counsel's opinion is based upon the assumption that events will occur in the manner described in the registration statement. In each case, our tax counsel is of the opinion that, if the issue were litigated, although the outcome of the litigation cannot be predicted with certainty, a court should hold as set forth below. You should know that the legal opinion of our tax counsel does not assure the intended tax consequences because it does not bind either the Internal Revenue Service or the courts. No rulings have been or will be requested from the IRS regarding the tax matters we describe. This section does not address all the tax considerations that may be relevant to particular members in light of their personal investment circumstances, or to certain types of members that may be subject to special tax rules. Therefore, you are urged to consult your tax advisors regarding the tax consequences to you of owning Units.

Tax Status of the Company

Single-tax treatment and the ability to make cash distributions to members without incurring an entity level federal income tax depend on the treatment of the Company as a partnership for income tax purposes. Our tax counsel is of the opinion that the Company will be treated as a partnership for federal income tax purposes. This means that the Company will pay no federal income tax and members will pay tax on their share of the Company's net income. Under Treasury Regulations known as the "check-the-box" regulations, an unincorporated entity such as a limited liability company generally will be taxed as a partnership unless the entity is considered a publicly traded partnership or the entity affirmatively elects to be taxed as a corporation. The Company will not elect to be taxed as a corporation and will endeavor to take steps as are feasible and advisable to avoid classification as a publicly traded partnership. In early 1997, a study of partnership law by the staff of the Congressional Joint Committee on Taxation questioned the legal authority of the Treasury to issue the check-the-box regulations. Although none of the staff's recommendations were enacted into law, Congress has shown no inclination to adopt legislation that would jeopardize the tax classification of the many entities that have acted in reliance on the check-the-box regulations. If the Company fails to qualify for partnership taxation for whatever reason, it would be treated as a "C corporation" for federal income tax purposes. As a "C corporation," it would be taxed on its taxable income at corporate rates. Currently the maximum effective federal corporate rate is 38%. Distributions to members would generally be taxed again to members as corporate dividends, but members would not be required to report their respective shares of the Company's income, gains, losses, deductions or credits on their tax returns. Because a tax would be imposed upon the Company as an entity, the cash available for distribution to members would be reduced by the amount of tax paid which could cause a reduction in the value of the Units.

Publicly Traded Partnership Rules

To qualify for taxation as a partnership, the Company must not be treated as a publicly traded partnership under Section 7704 of the tax code. Generally, the tax code provides that a publicly traded partnership will be taxed as a corporation. The tax code defines a publicly traded partnership as a partnership whose interests are traded on an established securities market, or are readily tradable on a secondary market (or the substantial equivalent). The Company is subject to the publicly traded partnership rules because it has elected to be classified and taxed as a partnership. Our tax counsel is of the opinion that the Company will not be treated as a publicly traded partnership provided that transfers of Units are made only pursuant to the "safe harbors" described below. Under Section 1.7704-1 of the Treasury Regulations, interests in a partnership are not considered traded on an established securities market or readily tradable on a secondary market or its substantial equivalent unless the partnership participates in the establishment of the market or the inclusion of its interests in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner's interests or admitting the transferee as a partner. The Company does not intend to list the Units on any stock exchange or the NASDAQ Stock Market, nor will it provide any information to broker-dealers which would enable broker-dealers to trade Units under Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. In addition, the Limited Liability Company Agreement only permits transfers of Units that are approved by the Manager. Interests will not be treated as readily tradable on a secondary market or its substantial equivalent if the interests are transferred only pursuant to "safe harbors" that include: "private" transfers; qualified redemptions and repurchases; and transfers pursuant to a qualified matching service. Private transfers include, among others: transfers in which the transferee's tax basis is determined by reference to the transferor's tax basis in the interest transferred; transfers by reason of death, including transfers from an estate or testamentary trust; transfers, including gifts, between members of a "family" (within the meaning of Section 267(c)(4) of the tax code); transfers from retirement plans qualified under Section 401(a) of the tax code or an IRA; and "block" transfers. A block transfer is a transfer by a member and any related person as defined in the tax code in one or more transactions during any 30 calendar day period of interests representing in the aggregate more than two % of the total interests in partnership capital or profits. Transfers pursuant to a qualified redemption or repurchase are disregarded in determining whether interests are readily tradable on a secondary market if several conditions are met. First, the redemption or repurchase cannot occur until at least 60 days after the partnership receives written notice of the member's intent to exercise the redemption or repurchase right. Second, either the purchase price is not established until at least 60 days after receipt of notification or the purchase price is established not more than four times during the entity's tax year. Third, the sum of the interests in capital or profits transferred during the year, other than in private transfers, cannot exceed 10 % of the total interests in partnership capital or profits. Transfers through a qualified matching service also are disregarded in determining whether interests are readily tradable. A matching service is qualified only if: it consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match members who want to sell with persons who want to buy; matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest; the seller cannot enter into a binding agreement to sell the interest until the fifteenth calendar day after his interest is listed, which date must be confirmable by maintenance of contemporaneous records; the closing of a sale effected through the matching service does not occur prior to the forty-fifth calendar day after the interest is listed; the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price, non firm price quotes, or quotes that express an interest in acquiring an interest without an accompanying price, nonbinding indications of interest; the matching service does not display quotes at which any person is committed to buy or sell an interest at the quoted price (firm quotes); the seller's information is removed within 120 days of its listing and is not reentered into the system for at least 60 days after its deletion; and the sum of the percentage interests transferred during the entity's tax year, excluding private transfers, does not exceed 10 % of the total interests in partnership capital or profits.

Fiscal Year

Because the Company will be taxed as a partnership, we will have our own taxable year separate from the taxable years of our members. Unless a business purpose can be established to support a different taxable year, a partnership must use the "majority interest taxable year" which is the taxable year that conforms to the taxable year of the holders of more than 50% of its interests. In the Company's case, the majority interest taxable year is the calendar year (i.e., fiscal year ending December 31).

Flow-Through of Partnership Taxable Income or Loss to Members

Each member will be required to report on his income tax return for his taxable year with which or within which ends the Company's taxable year, his distributive share of the income, gains, losses, deductions and credits of the Company without regard to whether corresponding cash distributions are received. Our tax counsel is of the opinion that the allocations to members in the Limited Liability Company Agreement will be respected under applicable provisions of the tax code and Treasury Regulations. The Company will provide each member with an annual Schedule K-1 indicating the member's share of the Company's annual income, gains, losses, deductions and credits and their separately stated components within a reasonable time following the end of each calendar year. Because you will report your annual share of the Company's taxable income or loss without regard to the amount of any cash distributions you receive, it is possible that you would incur a tax liability for a taxable year in excess of the amount of cash the Company distributes to you for the period.

Tax Treatment of Distributions

In addition to a member's distributive share of income or gains of the Company, certain distributions in excess of a member's tax basis in his Units are taxable income. Generally cash distributions first reduce a member's basis in his Units. To the extent cash distributions exceed the member's basis, they are treated as gain from a sale or exchange of the Units. This gain is not attributable to a member's distributive share of the Company's income. In fact, a member's distributive share of the Company's income will increase the member's basis in his Units, reducing any such gain from a distribution in excess of basis. Because the Company anticipates that cash distributions to a member for a fiscal period will not exceed the increase in the member's basis resulting from the member's share of income for the period, we expect that cash distributions generally will not result in a gain from a sale or exchange for federal income tax purposes. Distributions will not exceed his basis in his Units immediately before the distribution.

Initial Tax Basis of Units and Periodic Basis Adjustments

Our tax counsel is of the opinion that a member's basis in his membership interest is determined and adjusted as follows. Under tax code Section 722, a member's initial basis will be equal to the sum of the amount of money and the adjusted basis of any property he contributes to the Company. This amount is increased by a member's share of the Company's debt. Since members are only contributing cash, each member's initial basis in the Company Units should be equal to the amount of his subscription. A member's initial basis will be increased to reflect the member's distributive share of the Company's taxable income and tax-exempt income and any increase in a member's share of the Company's debt. If a member makes additional capital contributions at any time, the adjusted unit basis is increased by the amount of any cash contributed or his adjusted basis in any property he contributes. A member's basis will be decreased, but not below zero, by the amount of any cash distributed to the member; the basis of any other property distributed to the member; the member's distributive share of losses and nondeductible expenditures of the Company that are "not properly chargeable to capital account"; and any reduction in that member's share of the Company's debt. The basis calculations are complex. A member is only required to compute the basis in his membership interest if the computation is necessary to determine his tax liability but accurate records should be maintained. Typically, basis computations are necessary at the following times: the end of a taxable year during which the Company suffered a loss, for the purpose of determining the deductibility of the member's share of the loss; upon the liquidation or disposition of a member's interest; and upon the nonliquidating distribution of cash or property to a member, in order to ascertain the basis of distributed property or the taxability of cash distributed. Our tax counsel is of the opinion that distributions of cash to a member will not be taxable to the member unless the amount of the distribution exceeds the member's basis in his interest immediately before the distribution. In the case of income from annual operations, this basis will first be increased by the member's share of income for a fiscal year, and then be reduced by the amount of his distribution for this period. Accordingly, except in the case of a taxable sale of a Unit or liquidation of the Company, exact computations of basis ordinarily are not necessary, because the Company anticipates that annual distributions from operations will not exceed a member's share of income. A member who regularly receives cash distributions that are less than or equal to his share of the Company's taxable income will have a positive Unit basis at all times.

Deductibility of Losses; Passive Loss Limitations

In general, a member may deduct losses allocated to him, subject to a number of restrictions. Those restrictions include a general rule that losses cannot be deducted if they exceed a member's basis in his Units nor to the extent they exceed the member's at-risk amount. Our tax counsel is of the opinion that these specific restrictions are not likely to impact the members of the Company, but that, if the Company incurs a taxable loss or if taxable income is insufficient to cover interest expense on the Company's related borrowing, the passive activity loss deduction rules are likely to have widespread effect. Tax code Section 469 substantially restricts the ability of taxpayers to deduct losses from passive activities. Passive activities generally include activities conducted by pass-through entities, such as the Company and other partnerships, limited liability companies or S corporations, in which the taxpayer does not materially participate. Generally, losses from passive activities are deductible only to the extent of the taxpayer's income from other passive activities. Passive activity losses that are not deductible because of these rules may be carried forward and deducted against future passive activity income or may be deducted in full upon disposition of a member's entire interest in the Company to an unrelated party in a fully taxable transaction. It is important to note that "passive activities" do not include dividends and interest income that normally are considered to be "passive" in nature; nor do they include farming operations in which the taxpayer is a material participant. Members may borrow funds to purchase their equity interest in the Company and deduct the interest expense. However, this interest expense will be aggregated with other items of income and loss from passive activities and subjected to the passive activity loss limitation. To illustrate, if a member's only passive activity is the Company, and if the Company incurs a net loss, no interest expense on related borrowing would currently be deductible. If that member's share of the Company's taxable income is less than the related interest expense, the excess would be nondeductible. In both instances, the disallowed interest would be suspended and would currently be deductible against future passive activity income or upon disposition of the member's entire interest in the Company to an unrelated party in a fully taxable transaction.

Tax Consequences of Disposition of Units; Recognition of Gain or Loss

Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the member's basis in the Units sold. The amount realized for this purpose includes cash and the fair market value of other property received plus the member's share of the Company's debt. Because of the inclusion of debt in both the amount realized and the member's tax basis in the Units sold, it is possible that a member could have a tax liability on a sale that exceeds the proceeds of such sale. While this result is common in "tax shelters," it is quite unlikely in the case of a typical business operation such as the Company's with a substantial equity investment by the members. Our tax counsel is of the opinion that, assuming a member's Units are a "capital asset" in his hands, which is ordinarily the case, gain or loss recognized by such member on the sale or exchange of a Unit held for more than one year will be taxed as long-term capital gain or loss.

Tax Information to Members; Consistent Reporting

The Company will be required to provide each member with a Schedule K-1 (or authorized substitute therefore) on an annual basis. Harsh penalties are provided for failure to do so unless reasonable cause for the failure is established. Each member's Schedule K-1 will set out the holder's distributive share of each item of income, gain, loss, deduction or credit that is required to be separately stated. Each member must report all items consistently with Schedule K-1 or, if an inconsistent position is reported, must notify the IRS of any inconsistency by filing Form 8062 "Notice of Inconsistent Treatment or Administrative Adjustment Request, AAR" with the original or amended return in which the inconsistent position is taken.

IRS Audit Procedures

Prior to 1982, regardless of the size of a partnership, adjustments to a partnership's items of income, gain, loss, deduction or credit had to be made in separate proceedings with respect to each partner individually. Because a large partnership sometimes had many partners located in different audit districts, adjustments to items of income, gains, losses, deductions or credits of the partnership had to be made in numerous actions in several jurisdictions, sometimes with conflicting outcomes. The Tax Equity and Fiscal Responsibility Act of 1982 established unified audit rules applicable to most (but not all) partnerships. These rules require the tax treatment of all "partnership items" to be determined at the partnership, rather than the partner, level. Partnership items are those items that are more appropriately determined at the partnership level than at the partner level, as provided by regulations. Since the Company will be taxed as a partnership, these rules are applicable to it and its members. The IRS may challenge the reporting position of a partnership by conducting a single administrative proceeding to resolve the issue with respect to all partners. But the IRS must still assess any resulting deficiency against each of the taxpayers who were partners in the year in which the understatement of tax liability arose. Any partner of a partnership can request an administrative adjustment or a refund for his own separate tax liability. Any partner also has the right to participate in partnership-level administrative proceedings. A settlement agreement with respect to partnership items binds all parties to the settlement. IRS rules establish the "Tax Matters Partner" as the primary representative of a partnership in dealings with the IRS. The Tax Matters Partner must be a "member-manager" which is defined as a limited liability company member who, alone or together with others, is vested with the continuing exclusive authority to make the management decisions necessary to conduct the business for which the organization was formed. In the Company's case, this would be the Manager. The IRS generally is required to give notice of the beginning of partnership-level administrative proceedings and any resulting administrative adjustment to all partners whose names and addresses are furnished to the IRS. For partnerships with more than 100 partners, however, the IRS generally is not required to give notice to any partner whose profits interest is less than one %. After the IRS makes an administrative adjustment, the Tax Matters Partner (and, in limited circumstances, other partners) may file a petition for readjustment of partnership items in the Tax Court, the district court in which the partnership's principal place of business is located, or the Claims Court.

State Income Taxes

Members generally are subject to tax in their state of residence as well as in those states in which the entity does business if their share of income exceeds the minimum filing requirements. The Company will do business in Mississippi. Members should consult their tax advisors with respect to the treatment of their membership in the Company under the tax laws of their state of residence and the tax laws of Mississippi.

LEGAL MATTERS

Watkins Ludlam Winter & Stennis, P.A. is serving as special counsel to the Company and the Manager in connection with the offering and the preparation of the Offering Circular. Watkins Ludlam Winter & Stennis, P.A. has assisted in the preparation of the Limited Liability Company Agreement and will assist in the acquisition of the Madisonville Property and other matters relating to the Company and the Manager. Watkins Ludlam Winter & Stennis,

P.A. has not been engaged to protect the interests of the Members. Each investor as a Member should rely on his own counsel.

SALES MATERIALS

Sales material may be used in connection with this offering only when accompanied or preceded by delivery of this Offering Circular. The only written sales material approved for dissemination to prospective investors is a Summary prepared by the Manager highlighting certain aspects of the offering and the Madisonville Property and including several maps. The offering is made only by means of this Offering Circular. Although the information contained in the sales material does not conflict with the information contained in this Offering Circular, such sales material does not purport to be complete and should not be the basis for an investment in the Units.

ADDITIONAL INFORMATION

This offering is being made pursuant to an exemption from registration with the Securities and Exchange Commission under Regulation A. The Company filed a Form 1-A Regulation A Offering Statement with the Securities and Exchange Commission. This Offering Circular, filed as part of the Form 1-A Regulation A Offering Statement, does not contain all of the information set forth in the Form 1-A Regulation A Offering Statement, and the exhibits thereto. Statements made in this Offering Circular concerning the contents of any document filed as an exhibit are summaries of the terms of such document. The Company will furnish upon request without charge a copy of the entire Form 1-A Regulation A Offering Statement or any exhibit thereto. Requests for such documents should be made to: H & H Management, LLC, P.O. Box 58, 2045 Main Street, Madison, Mississippi 39110 (post office box zip code 39130-0058).

The following documents were filed as exhibits to the original Form 1-A Regulation A Offering Statement or Amendment No. 1 to the Form 1-A Regulation A Offering Statement:

Certificate of Organization
Limited Liability Company Agreement
Form of Subscription Agreement
Form of Contract for Purchase and Sale of Real Estate between the Company and the Manager
Form of Promissory Note and Security Agreement
Form of Escrow Agreement
Agreement between the Company and the Manager Concerning Repayment of Advances
Farm Lease on the Madisonville Property
Consent of Curtis A. Gentry, IV, M.A.I.
Consent of James C. Hamilton, Jr., M.A.I.
Consent of Watkins Ludlam Winter & Stennis, P.A.
Opinion re legality
Tax opinion
Sales Material
Madisonville Property Appraisal

MADISONVILLE, LLC
(a development stage company)

Balance Sheet
(unaudited)

	As of July 31, 2002
Assets	
Total	$ 0
Liabilities and Equity	
Accounts payable to related party (Note 5)	34,050
Commitments and other matters (Note 6)	
Members' equity	
Paid-in capital	0
Deficit accumulated during the development stage	(34,050)
Total members' equity	(34,050)
Total	$ 0

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Statement of Operations
(unaudited)

	May 28, 2002 (inception) to July 31, 2002
Costs and expenses	
Organizational expenses	$ 50
Offering expenses	31,000
Appraisal costs	3,000
Loss from operations	(34,050)
Net loss	(34,050)
Members' equity, beginning	0
Members' equity, ending	$ (34,050)

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Statement of Cash Flows
(unaudited)

	May 28, 2002 (inception) to July 31, 2002
Cash flows from operating activities:	
Net loss	$ (34,050)
Adjustments to reconcile net loss to cash used in operating activities:	
Increase in accounts payable	34,050
Net cash from operations	0
Cash, beginning	0
Cash, ending	$ 0

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Notes to Financial Statements
(unaudited)

NOTE 1 - The Company

Madisonville, LLC (the "Company") was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi (the "Madisonville Property"). The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

NOTE 2- Summary of Significant Accounting Policies

- Basis of Presentation - These financial statements have been prepared in accordance with generally accepted accounting principles and include all of the adjustments which in the opinion of the Manager of the Company are necessary to make the financial statements not misleading.

- Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

- Income Taxes - The Company pays no income taxes and is taxed as a partnership under the provisions of the Internal Revenue Code.

NOTE 3 - Agreement to Acquire Property

The Manager has executed an agreement to sell the Madisonville Property to the Company for $3,590,706, or $8,925 per acre. The Manager acquired the Madisonville Property on June 17, 2002 for $1,810,440 from Thomas Hixon, an unrelated party.

NOTE 4 - Offering of Units

Madisonville, LLC is offering 103 limited liability company units at $36,000 each for a total of $3,708,000. Each Unit will represent a 1% interest in the Company and may be purchased for either $36,000 in all cash or on payment terms as described in the Offering Circular. Unless the Company raises at least $1,810,440 in cash by June 1,

2003, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, may purchase Units to cause the 53 Unit, $1,810,440 cash minimum to be met. If the 53 Unit, $1,810,440 cash minimum is raised by June 1, 2003, the offering will continue until the earlier of September 30, 2003 or the sale of all Units being offered.

NOTE 5 - Accounts Payable to Related Party

The Manager will loan the Company the necessary funds to pay the expenses of the offering described in Note 3. The offering expenses are estimated at $40,000. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium. As of July 31, 2002 the Company had accrued $34,050 in offering and organizational expenses, and appraisal costs.

NOTE 6 - Commitments and Other Matters

The Manager intends to construct a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. If the property is acquired by the Company, the Company will repay the Manager for the costs of constructing the lake on the terms set forth in Note 5 above.

APPENDIX

PRIOR PERFORMANCE TABLES
(unaudited)

The following prior performance tables provide information relating to Martin Meadowlands, LLC.

Investors in Madisonville, LLC will not own any interest in Martin Meadowlands, LLC.

The offering of interests in Martin Meadowlands, LLC began in April 2001 and terminated in September 2001. The manager of Martin Meadowlands, LLC is a limited liability company owned by W. Gary Hawkins and another individual. The manager of Martin Meadowlands, LLC acquired approximately 200 acres of undeveloped property in Madison County, Mississippi west of Interstate 55 near Gluckstadt for $1,532,000. The manager of Martin Meadowlands, LLC contributed the property along with $25,000 in cash to Martin Meadowlands, LLC for 100 limited liability company units. The manager of Martin Meadowlands, LLC sold 84 units to 24 investors for $1,577,000 and retained 16 units. The property has not been sold or developed.

In the tables below, "LLC" refers to Martin Meadowlands, LLC. "Sponsor" refers to the manager of Martin Meadowlands, LLC.

Table 1. Experience in Raising and Investing Funds (on a percentage basis)

Name of Program	**Martin Meadowlands, LLC**
Dollar amount offered (Sponsor offered 95 of 100 LLC Units)	$1,805,000
Dollar amount raised (Sponsor sold 84 of 100 LLC Units)	$1,577,000
Less offering expenses: Selling commissions and discounts Retained by affiliates Organizational expenses Other (explain)	Paid by sponsor
Reserves Percent available for investment	None
Acquisition costs: Prepaid items and fees related to purchase of property Cash down payment Acquisition fees Other (explain)	Sponsor paid $1,532,000 for property and contributed property and $25,000 cash to LLC for 100 LLC Units
Total acquisition cost	$1,532,000
Percent leverage (mortgage financing divided by total acquisition cost)	0
Date offering began	April 25, 2001
Length of offering (in months)	5
Months to invest 90% of amount available for investment (measured from beginning of offering)	5

Table 2. Compensation to Sponsor

The sponsor received the entire proceeds from the offering as described above. In addition, the sponsor has received its pro rata share of distributions to unit holders. Otherwise, the sponsor has received no compensation.

Type of Compensation	**Martin Meadowlands, LLC**
Date offering commenced	April 25, 2001
Dollar amount raised	$1,577,000
Amount paid to sponsor from proceeds of offering: Underwriting fees Acquisition fees – real estate commissions – advisory fees – other (identify and quantify) Other	$1,577,000
Dollar amount of cash generated from operations before deducting payments to sponsor	$3,266
Amount paid to sponsor from operations: Property management fees Partnership management fees Reimbursements Leasing commissions Other (identify and quantify)	$522.56 Pro rata share of distribution to LLC members
Dollar amount of property sales and refinancing before deducting payments to sponsor – cash – notes	0
Amount paid to sponsor from property sales and refinancing: Real estate commissions Incentive fees Other (identify and quantify)	0

Table 3. Operating Results of Prior Programs

The information state forth below is derived from the tax return filed by the LLC for year ended December 31, 2001. The LLC had revenue from investment income of $3,266, no other revenue and no other expenses. The net income of $3,266 was distributed to unit holders.

	Martin Meadowlands, LLC
	Year ended December 31, 2001
Gross Revenues	$3,266.00
Profit on sale of properties	$ 0
Less: Operating expenses Interest expense Depreciation	$0
Net Income – Tax Basis	$3,266.00
Taxable Income – from operations – from gain on sale	 $3,266.00 $ 0
Cash generated for operations	$3,266.00
Cash generated from sales	$ 0
Cash generated from refinancing	$ 0
Cash generated from operations, sales and refinancing	$3,266.00
Less: Cash distributions to investors – from operating cash flow – from sales and refinancing – from other	 $3,266.00 $0 $0
Cash generated (deficiency) after cash distributions	$0
Less: Special items (not including sales and refinancing) (identify and quantify)	$ 0
Cash generated (deficiency) after cash distributions and special items	$0

Tax and Distribution Data Per $1000 Invested	
Federal Income Tax Results: Ordinary income (loss) – from operations – from recapture Capital gain (loss)	$2.07*
Cash Distributions to Investors Source (on GAAP basis) – Investment income – Return of capital Source (on cash basis) – Sales – Refinancing – Operations – Other	$1.74**
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

* Net income for 2001 divided by the quotient obtained by dividing the offering proceeds of $1,577,000 divided by 1,000.

**The percentage of units held by outside investors (84%) times the distribution of $3,266 divided by the quotient obtained by dividing the offering proceeds of $1,577,000 divided by 1,000 times.


NISSAN
Central Mississippi
Industrial Center
Property to be Acquired by Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air

PART III - EXHIBITS

ITEM 1. Index to Exhibits

Exhibit Number	Description	Sequential Page Number
(2)	Certificate of Organization	(1)
(3)	Limited Liability Company Agreement	(3)
(4)	Form of Subscription Agreement	(1)
(6)	Contract for Purchase and Sale of Real Estate between the Company and the Manager (revised)	(4)
(6)	Form of Promissory Note and Security Agreement	(1)
(6)	Agreement between the Company and the Manager Concerning Repayment of Advances	(3)
(6)	Farm Lease on the Madisonville Property	(2)
(6)	Escrow Agreement	52
(10)(a)	Consent of Curtis A. Gentry, IV, M.A.I.	(1)
(10)(b)	Consent of James C. Hamilton, Jr., M.A.I.	(1)
(10)(c)	Consent of Watkins Ludlam Winter & Stennis, P.A.	(1)
(11)	Opinion re legality	(2)
(11)	Tax Opinion	
(12)	Sales Material (revised)	(4)
(15)	Madisonville Property Appraisal	(1)

(1) Filed as an Exhibit to the original Form 1-A Offering Statement.

(2) Filed as an Exhibit to Amendment No. 1 to the Form1-A Offering Statement.

(3) Filed as an Exhibit to Amendment No. 2 to the Form1-A Offering Statement.

(4) Filed as an Exhibit to Amendment No. 4 to the Form1-A Offering Statement.

SIGNATURES

The issuer has duly caused this Amendment No. 5 to Form 1-A Offering Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Madison, State of Mississippi, on December 11, 2002.

MADISONVILLE, LLC

By: ______________________
William Gary Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

By: ______________________
Gary Lee Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

EXHIBIT 6

CONTRACT FOR THE PURCHASE AND SALE OF REAL PROPERTY
(Revised)

CONTRACT FOR THE PURCHASE AND SALE OF REAL PROPERTY
As Revised December 12, 2002

This Contract For The Purchase And Sale Of Real Property (this "Contract") is made and entered into by and between H & H MANAGEMENT, LLC ("Seller") and MADISONVILLE, LLC ("Buyer").

WITNESSETH

WHEREAS, Seller is the owner of a certain tract of real property, containing approximately four hundred two and 32/100 (402.32) acres located in Madison County, Mississippi (the "Premises"), and being more particularly described in the legal description attached hereto as Exhibit "A." Such legal description is incorporated herein by reference.

WHEREAS, Buyer desires to purchase and Seller desires to sell, upon the terms and conditions hereinafter set forth, the Premises.

NOW, THEREFORE, in consideration of the covenants, agreements, promises and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Agreement to Sell and Purchase. Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, for the consideration and upon the terms hereinafter set forth, an undivided interest in the Premises being no less than fifty percent (50%) and no greater than one-hundred percent (100%). In the event that Buyer acquires less than a one hundred percent (100%) undivided interest then Seller and Buyer shall own the Premises as tenants in common.

2. Purchase Price. (a) The purchase price for the Premises shall be computed as follows: In the event Buyer elects to purchase a 100% interest in the Premises, the full and entire purchase price shall be $3,600,00.00. In the event Buyer elects to purchase an undivided interest in 50% of the Premises, the full and entire purchase price shall be $1,800,000.00. In the event Buyer elects to purchase an undivided interest of a percentage anywhere between the ranges of 50% and 100% of the Premises, the full and entire purchase price shall be determined *pro rata* in reference to the full and entire purchase price for a 100% interest in the Premises.

(b) Buyer has filed a Form 1-A Offering Statement with the Securities and Exchange Commission for an offering of Units. Part of the consideration for the Units may be a promissory note from the investor to the Buyer (the "Investor Notes"). Buyer may assign Investor Notes to Seller in payment of the purchase price. For this purpose the Investor Notes will be assigned a value equal to the principal amount owed on the Investor Notes on the date of assignment. Buyer shall pay the purchase price for the Premises at the Closing by delivering and assigning to Seller a combination of cash and Investor Notes in the amount of $3,600,000.00 for the entire Premises (or cash and Investor Notes in an amount determined by reference to Section 2(a) above for an undivided interest in less than 100% of the Premises).

(c) Effective as of the date of Closing and transfer of title to the subject Premises to Buyer, Buyer shall pay taxes and insurance premiums for the Premises prior to the date such payments become past due and Buyer shall provide hazard insurance and liability insurance from companies and on terms acceptable to Seller to cause such policies to include Seller as a mortgagee and/or additional insured and to provide satisfactory evidence of such coverage to Seller.

3. Conveyance of the Premises. The conveyance of the Premises shall be made by Seller at the Closing by one or more recordable Warranty Deeds conveying good and marketable fee simple title to the Premises, free of all liens, security interests, defects, leases, restrictions, assessments and encumbrances, except the following matters: (1) The lien for current ad valorem property taxes, which shall be prorated pursuant to Section 9 hereof; (2) utility easements necessary to serve the Premises across the northern and southern boundaries of Seller's adjoining real property to the west, all of which shall be in place and in good working order; (3) any prior reservation or conveyance of the minerals in, on or under the Premises and the reservation of all oil, gas and other minerals in, on or under the Premises by Seller; and (4) any other exceptions approved by Buyer in accordance with Section 4 hereof. The description to be used in conveying the Premises to Buyer shall be prepared by the surveyor preparing the survey, which is to be performed in accordance with Section 5 hereof. The Premises shall be delivered upon the date of the Closing and immediately after delivery of the Warranty Deed(s). Seller shall convey all of its oil, gas and other minerals in, on or under the Premises.

4. Title to the Premises. Seller shall, prior to the date of the Closing, obtain and deliver to Buyer a certificate of title for the Premises, which certificate shall be issued by an attorney upon whose certificate the Buyer can obtain title insurance from Mississippi Valley Title Insurance Company or First American Title Insurance Company. Said certificate shall have attached thereto copies of all instruments referenced therein, including copies of all PUD documentation, zoning information and agricultural leases. If the examination of title reveals defects which can be cured, then Seller obligates itself to cure the same as expeditiously as possible. If said title defects cannot be cured within thirty (30) days after notice of such defect is delivered to Seller, Buyer may take any one or more of the following actions, in its sole discretion: (1) By written notice to Seller, give Seller additional time to remove such title defects without prejudice to Buyer's right to take either of the following actions in the event Seller does not cure such defect within such additional time; (2) by written notice to Seller, waive such title defects and proceed with the transaction; and/or (3) by written notice to Seller, terminate this Contract, in which event the Deposit shall be refunded to Buyer.

5. Survey. Seller shall, prior to the date of the Closing, obtain and deliver to Buyer a complete, current certified boundary survey of the Premises made by a reputable and competent licensed professional surveyor. The survey shall be certified in favor of Buyer and shall show the approximate number of square feet of area included in the Premises, rights-of-way, easements or encroachments on the Premises, access from the Premises to a dedicated public road and flood hazard data concerning the Premises. If the survey should disclose that there are easements or encroachments from surrounding property onto the Premises, that any improvements on the Premises

encroach upon any surrounding property, that reasonable access from the Premises to a dedicated public road is not available, or that the Premises is located in a flood hazard zone that is unacceptable to Buyer, then Buyer shall have the right to terminate this Contract by giving notice thereof to Seller prior to the Closing, in which event the Deposit shall be refunded to Buyer. Buyer and Seller shall mutually agree upon and approve the description of the Premises.

6. Review by Buyer. Buyer and its agents or representatives, at Buyer's expense, shall have the right to enter upon the Premises for the purpose of inspecting the Premises and examining and testing the Premises. Buyer assumes all responsibility for its acts and the acts of its agents or representatives in exercising its rights under this Contract and agrees to hold Seller harmless for any damages resulting therefrom. Buyer agrees to notify Seller regarding any of the foregoing activities prior to entering upon the Premises.

7. Closing and Default. The initial Closing shall be held not later than June 17, 2003, at the offices of Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi, or at such other location upon which the Buyer and Seller may agree. If the Buyer sells additional Units after the initial Closing, a second Closing will be held on or before October 17, 2003, at which the Buyer shall purchase and the Seller shall sell an additional undivided interest in the Premises based on the number of additional Units sold. If Buyer fails or is unable to close the transaction for any cause other than the act or omission of Seller, Seller will have such rights, and may proceed against Buyer in such manner as it determines advisable, either in law or in equity, including, but not limited to suits for specific performance or damages, or both, and Seller, if successful in such action, will be entitled to an award of reasonable attorneys' fees and costs, including such fees and costs on any appeal. Seller will also have the option to terminate this Contract by giving notice thereof to Buyer, in which event the Deposit shall be retained by Seller, as liquidated damages, it being otherwise difficult or impossible to determine Seller's actual damages, and all other rights and duties hereunder shall terminate and this Contract shall be of no further force and effect. Further, in the event that this transaction fails to close solely due to a refusal or default on the part of Seller, then and in such event, Buyer will have such rights, and may proceed against Seller in such manner as it determines advisable, either in law or in equity, including, but not limited to suits for specific performance or damages, or both, and Buyer, if successful in such action, will be entitled to an award of reasonable attorneys' fees and costs, including such fees and costs on any appeal.

8. Closing Costs and Prorations. In addition to any items to be prorated pursuant to any other Sections hereof, the cost of recording any documents in connection with the Closing shall be paid by Buyer. All other expenses incurred by Seller and Buyer with respect to the Closing, including, but not limited to, the attorneys' fees and costs and expenses incurred in connection with the satisfaction of conditions or requirements of this Contract, shall be borne and paid exclusively by the party incurring such expenses, except to the extent otherwise specifically provided in this Contract.

9. Taxes and Assessments. Seller shall pay all taxes, including any penalties and interest, to the date of the Closing and all special assessments in full that are a lien on the Premises on the date of the Closing, whether or not such assessments are past due or are thereafter to become

due, and any assessments that are then known but which will be payable, in whole or in part, after the date of the Closing shall be paid in full by Seller. Ad valorem taxes shall be prorated as of the date of the Closing, based on a three hundred and sixty-five (365) day year and on the most recently available tax rate and valuation. It is understood and agreed that the ad valorem taxes will be prorated as of the date of the Closing on an estimated basis. When the ad valorem taxes are actually determined, if the proration as of that date is incorrect, then Seller agrees to pay on demand to Buyer, or its assigns, any deficiency on an actual proration, and likewise, Buyer agrees to pay on demand to Seller, or its assigns, any amount overpaid by Seller.

10. Real Estate Broker. Seller and Buyer each represent to the other that no real estate broker has been involved in this transaction, and that no fee or other commission is due and payable to any broker as a result of this transaction. Gary Lee Hawkins is a licensed real estate broker and will represent the interests of Seller and Buyer herein.

11. Condemnation. In the event of the institution of any proceeding, judicial, administrative or otherwise, relating to the taking, or to a proposed taking, of any portion of the Premises by eminent domain, condemnation, or otherwise, prior to the Closing, or in the event of the taking of any portion of the Premises by eminent domain, condemnation, or otherwise, prior to the Closing, Buyer will have the right and option to terminate this Contract and receive a refund of the Deposit by giving Seller written notice to such effect any time after receipt by it of notification of such occurrence or occurrences. Buyer will have the further option to proceed to close in accordance with the provisions of this Contract, subject to the taking by eminent domain, condemnation, or otherwise, as described herein, in which case Seller will assign to Buyer, and Buyer will be entitled to receive, the entire award for damage to the Premises by reason of such taking, and Seller will execute and deliver to Buyer all proper instruments for the assignment to and collection by Buyer of such award.

12. Use, Operation and Disposition of the Property. In the event that Buyer acquires less than a one hundred percent (100%) undivided interest then Buyer and Seller agree as follows:

a. Costs. All taxes, insurance and other costs shall be divided between the Buyer and Seller based on their relative interest in the Premises.

b. Disposition of the Property. Neither party shall transfer any interest in, dispose of, or encumber, its undivided interest in the Premises unless the other party participates in the transaction on the same terms proportional to the relative interest of each in the Premises.

c. Partition. Buyer and Seller agree not to seek partition of the Premises.

d. Control. The Buyer shall have sole control over the use and operation of the Premises.

13. Miscellaneous. It is further agreed by Seller and Buyer as follows:

a. Time. Time is of the essence of each term and condition of this Contract.

b. Notices. All notices required hereunder shall be in writing and shall be served by certified mail, return receipt requested, postage prepaid, or by overnight delivery by a nationally recognized overnight delivery carrier, to the following address identified for each party:

SELLER:

H & H Management, LLC
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

BUYER:

Madisonville, LLC
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

Notice will be deemed to have been given upon receipt of said notice or upon receipt of actual knowledge of the information contained in said notice by any means. The addresses for the purposes of this subsection may be changed by giving notice hereunder. Unless and until notice of a change of address is given and received hereunder, the last addresses as provided herein will be deemed to continue in effect for all purposes hereunder.

c. Entire Agreement. This Contract constitutes the entire agreement between Seller and Buyer for the purposes stated herein, and no other covenants, agreements, understandings, warranties, or representations exist between Buyer and Seller. No presumption shall be deemed to exist in favor of or against Seller or Buyer as a result of the negotiation and preparation of this Contract.

d. Modification. Neither this Contract, nor any provision hereof, shall be waived, modified, amended, discharged, or terminated, except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in such instrument.

e. Assignability. Buyer may assign its interest in and to this Contract to another entity controlled and/or managed by Buyer without the prior written consent of Seller.

f. Counterparts. This Contract may be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

g. Applicable Law. This Contract shall be governed by, and construed in accordance with, the laws of the State of Mississippi.

h. Special Conditions. It is recognized that Seller shall retain ownership to a tract of land west of the Premises. Buyer agrees that it will not develop the Premises in such a manner to damage or impede the development by Seller of said adjoining tract of land or its ingress and egress and adequate utilities thereon; and Buyer agrees to indemnify and hold Seller harmless from any damage which he may sustain in connection with storm water and drainage problems, easements for view issues and other damages which he may incur in connection with Buyer's future development of the Premises. Buyer further agrees that it will not sell the Premises for less than $7,500 per acre without the written consent of the Seller. Both of these special conditions shall survive the Closing but shall not be incorporated into the Warranty Deeds pertaining to the Premises.

IN WITNESS WHEREOF, the parties hereto have executed this Contract and agree that it shall be effective as of the date of execution of this Contract by Seller as set forth beside the signature of Seller.

DATE: Dec 12 02

SELLER:

H & H MANAGEMENT, LLC

By: [signature]
W. Gary Hawkins, President

By: [signature]
G. Lee Hawkins, Secretary

DATE: Dec 12, 02

BUYER:

MADISONVILLE, LLC

By: [signature]
W. Gary Hawkins, Manager

By: [signature]
G. Lee Hawkins, Manager

EXHIBIT "A"

LEGAL DESCRIPTION OF THE PREMISES

LEGAL DESCRIPTION
Parcel A

A parcel of land containing 201.16 acres (8,762,553.70 square feet), more or less, being situated in Section 20, and the Western 1/2 of the NorthWest 1/4 of Section 21, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the NorthEast corner of Section 20, said pin also being the POINT OF BEGINNING for the parcel herein described; run thence along the Northern line of Section 20 North 89 degrees 19 minutes 18 seconds West for a distance of 996.81 feet; thence leave said Northern line and run South 00 degrees 16 minutes 35 seconds East for a distance of 5298.93 feet to the Northern Right of Way line of Yandell Road; thence run along said Northern Right of Way line South 86 degrees 57 minutes 01 seconds East for a distance of 358.55 feet; thence South 88 degrees 37 minutes 48 seconds East for a distance of 671.08 feet; thence leave said Northern Right of Way line and run North 00 degrees 39 minutes 22 seconds West for a distance of 2769.70 feet; thence South 89 degrees 54 minutes 26 seconds East for a distance of 1304.29 feet; thence North 00 degrees 03 minutes 16 seconds West for a distance of 2592.46 feet to a found iron pin at a fence corner; thence run South 88 degrees 22 minutes 27 seconds West for a distance of 1328.39 feet to the POINT OF BEGINNING.

LEGAL DESCRIPTION
Parcel B

A parcel of land containing 201.16 acres (8,762,553.35 square feet), more or less, being situated in Section 20, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the NorthEast corner of Section 20; run thence along the Northern line of Section 20 North 89 degrees 19 minutes 18 seconds West for a distance of 996.81 feet to the POINT OF BEGINNING for the parcel herein described; thence leave said Northern line and run South 00 degrees 16 minutes 35 seconds East for a distance of 5298.93 feet to the Northern Right of Way line of Yandell Road; thence run along said Northern Right of Way line North 86 degrees 57 minutes 01 seconds West for a distance of 546.79 feet; thence North 87 degrees 53 minutes 30 seconds West for a distance of 942.08 feet; thence North 89 degrees 44 minutes 16 seconds West for a distance of 175.30 feet; thence leave said right of way and run North 00 degrees 16 minutes 35 seconds West for a distance of 5254.06 feet to the Northern line of Section 20; thence run along said Northern line of Section 20 South 89 degrees 19 minutes 18 seconds East for a distance of 1662.66 feet to the POINT OF BEGINNING.

EXHIBIT 6

ESCROW AGREEMENT

SALES PROCEEDS ESCROW AGREEMENT

This agreement is made and entered into as of this the 12th day of December, 2002, by and between MADISONVILLE, LLC, a Mississippi limited liability company (the "Company"), and BANKPLUS, a chartered banking association (the "Escrow Agent").

WHEREAS, the Company proposes to offer Units of membership interest in MADISONVILLE, LLC (the "Company") (the "units") to investors as members in accordance with the terms and conditions of an Offering Circular dated _______________, relating thereto; and

WHEREAS, the parties desire to enter into an escrow agreement with regard to said proposed offering;

IT IS THEREFORE AGREED:

1. The Company shall deliver or cause to be delivered to the Escrow Agent all proceeds received by the Company from the sale of the Units pursuant to the aforesaid offering in the following manner and upon the following terms and conditions:

a. Upon receipt by the Company of a Subscription Agreement and check for the purchase price of Unit(s) signed by the purchaser(s) of such Unit(s) (herein referred to collectively with all parties executing Subscription Agreements delivered directly to the Escrow Agent as the "Subscriber" or "Subscribers"), the Company shall promptly deliver or cause delivery of the Subscriber's check to the Escrow Agent, along with instructions to the Escrow Agent stating the Subscriber's name, mailing address, number of Units subscribed and the amount paid in connection therewith. If the Escrow Agent shall receive a Subscription Agreement with related instruments as aforesaid directly from a Subscriber, the Escrow Agent shall forward the Subscription Agreement, with photocopies of all related instruments, to the Company for its acceptance. The escrow account designated "BankPlus, Escrow Agent for MADISONVILLE, LLC" shall invest the funds so held in its money market fund, and any such investments may be so invested to the extent of one hundred percent (100%) of the escrowed funds. The Escrow Agent shall collect dividends, interest or other income produced or derived from the escrowed funds, all of which is to be attributed to MADISONVILLE, LLC, Tax Identification Number 27-0013757 for income tax purposes, but shall be subject at all times to the specific directions of the Company with respect to all matters connected with the management and servicing of the escrowed funds and the disposition of income derived therefrom. The Escrow Agent may have the escrowed funds registered in the name of its nominee (for the account and benefit of the Escrow Account).

b. Upon receipt from the Company of any Subscription Agreement with the Company's intention to reject the same indicated thereon, the Escrow Agent shall, upon receipt of notice that the check should not be deposited for collection or that such check accompanying such Subscription Agreement has been honored by the drawee bank, return such Subscription Agreement to the Subscriber(s) executing the same, accompanied by the Subscriber's check or a draft charged against the Escrow Account in an amount equal to the principal amount of the check submitted with such Subscription Agreement, whichever is appropriate.

c. If at any time prior to June 1, 2003, cash from the sale of at least 53 Units in the amount of at least $1,810,440 has been deposited into the Escrow Account, then, upon written request of the Company, accompanied by all Subscription Agreements pursuant to which Units shall have been sold, with the Company's intention to accept or reject the same indicated thereon, and provided that the Company shall have indicated an intent to accept subscriptions for at least 53 Units for cash of at least $1,810,440:

(i) The Escrow Agent shall, if the Company shall have indicated on any Subscription Agreement its intention to reject the same, upon receipt of notice that the check accompanying such Subscription Agreement should not be deposited for collection or that such check has been honored by the drawee bank, return such Subscription Agreement to the Subscriber(s) executing the same, accompanied by a draft charged against the Escrow Account in an amount equal to the principal amount of the check submitted with such Subscription Agreement;

(ii) The Escrow Agent shall deposit to a Company account to be designated by the Company the entire amount of funds plus any accrued interest thereon, deposited in the Escrow Account pursuant to subscriptions which the Company has indicated an intention to accept and deliver all Subscription Agreements relating thereto to the Company; and

(iii) The Escrow Agent shall deliver to each Subscriber whose subscription shall have been accepted by the Company a copy of such Subscription Agreement with the Company's acceptance indicated thereon.

d. Promptly after June 1, 2003, the Escrow Agent shall (if the Escrow Account has not previously been closed) close the Escrow Account and distribute the original principal amount of all funds on deposit therein to all Subscribers whose subscriptions have not been previously returned, with each such Subscriber to receive the total amount paid by such Subscriber pursuant to his Subscription Agreement, to the Subscriber signing such instrument(s).

2. a. In performing any of its duties under this Escrow Agreement, or upon the claimed failure to perform its duties hereunder, the Escrow Agent shall not be liable to anyone for any damages, losses or expenses which they may incur as a result of the Escrow Agent so acting, or failing to act; provided, the Escrow Agent shall be liable for damages arising out of its willful default or gross negligence under this Agreement. Accordingly, the Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel or counsel for the Company given with respect to any questions related to the duties and responsibilities of the Escrow Agent hereunder, or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, not only as to its due execution and as to the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, which the Escrow Agent

shall in good faith believe to be genuine, to have been signed or presented by a proper person or proper persons and to conform with the provisions of this Agreement.

b. The Company agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements which may be imposed upon the Escrow Agent or incurred by it in connection with its acceptance of this appointment as Escrow Agent, hereunder or the performance of its duties hereunder, including, without limitation, any litigation arising from this Agreement or involving the subject matter hereof; except, that if the Escrow Agent shall be found guilty of willful default or gross negligence under this Agreement, then in that event, the Escrow Agent shall bear all such losses, claims, damages and expenses.

c. In the event of a dispute between any of the parties hereto sufficient in the discretion of the parties hereto to justify its doing so, the Escrow Agent shall be entitled to tender unto the registry of custody of any court of competent jurisdiction all money or property in its hands under the terms of this Agreement, together with such legal proceedings as it deems appropriate, without the approval of all parties to the dispute, and thereupon be discharged from all further duties under this Agreement. Any such legal action may be brought in any such court as the Escrow Agent shall determine to have jurisdiction thereof. The filing of any such legal proceeding will not deprive the Escrow Agent of its compensation earned prior to such filing. Furthermore, the Escrow Agent should be reimbursed for any reasonable attorney fees incurred by Escrow Agent with regard to filing an interpleader suit related to disputed funds.

3. a. There will be a charge of $500 to the Company by the Escrow Agent for services rendered pursuant to this Agreement.

b. Escrow Agent may resign for any reason upon 30 days written notice to the Company, with the escrow funds being paid to a substituted Escrow Agent to be chosen by the Company by the end of the 30-day notice.

4. In rendering the services required of the Escrow Agent hereunder, the parties hereto acknowledge that the Escrow Agent's responsibilities and duties are limited to those described in this Agreement and that the Escrow Agent has no interest in, and is not participating in any manner in, the offer and sale of the Units.

5. This Agreement shall be binding upon and inure to the benefit of the respective successors, assignees and legal representatives of the parties hereto. This Agreement shall be governed by and construed under the laws of the State of Mississippi.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MADISONVILLE, LLC

By: H & H MANAGEMENT, LLC

By: ______________________
W. Gary Hawkins, President

By: ______________________
G. Lee Hawkins, Secretary

BANKPLUS

By: ______________________
Title: Senior Vice President

EXHIBIT 11

TAX OPINION

December 11, 2002

Madisonville, LLC
2045 Main Street
Madison, Mississippi 39110

Gentlemen:

We have acted as counsel to Madisonville, LLC in connection with the preparation of its Form 1-A Offering Statement covering 103 Units in Madisonville, LLC (the "Units").

We have examined the Certificate of Formation and the Limited Liability Company Agreement of Madisonville, LLC, and such other documents as we deemed relevant.

You have requested our opinion as to matters of federal tax law that are described in the Form 1-A Offering Statement. We are assuming that the offering will be consummated and that the operations of the limited liability company will be conducted in a manner consistent with that described in the Form 1-A Offering Statement.

Based on the foregoing, all statements as to matters of law and legal conclusions contained in the Form 1-A Offering Statement under the heading "Federal Income Tax Matters" reflect our opinion. That section of the Form 1-A Offering Statement is a general description of the principal federal income tax consequences that are expected to arise from the ownership and disposition of Units, insofar as it relates to matters of law and legal conclusions, and addresses all material federal income tax consequences to prospective unit holders of the ownership and disposition of Units.

With limited exceptions, the discussion relates only to individual citizens and residents of the United States and has limited applicability to corporations, trusts, estates or nonresident aliens. An opinion of legal counsel represents an expression of legal counsel's professional judgment regarding the subject matter of the opinion. It is neither a guarantee of the indicated result nor is an undertaking to defend the indicated result should it be challenged by the Internal Revenue Service. This opinion is in no way binding on the Internal Revenue Service or on any court of law.

We consent to the filing of this opinion as an exhibit to the Form 1-A Offering Statement and to the reference to our firm in the Form 1-A Offering Statement.

Sincerely,

Watkins Ludlam Winter & Stennis, P.A.

WATKINS LUDLAM WINTER & STENNIS, P.A.